                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                                    FORM 11-K



                                   (Mark One)

          (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the plan year ended September 30, 2002

                                       OR

        ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                              EXCHANGE ACT OF 1934

            For the Transition Period from            to
                                           ----------    ----------

                         Commission File Number: 0-18786

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PICO HOLDINGS, INC.
                         875 PROSPECT STREET, SUITE 301
                           LA JOLLA, CALIFORNIA 92037



                      Index to Exhibits appears on Page 11
                               Page 1 of 12 pages

                              REQUIRED INFORMATION
                              --------------------



The following financial statements and schedules for PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust are being filed herewith:



Signature

Independent Auditors' Report

Financial Statements:

     Statements of Net Assets Available for Benefits, September 30, 2002 and
     2001

     Statement of Changes in Net Assets Available for Benefits for the Year Ended September 30, 2002

     Notes to the Financial Statements

Supplemental Schedules:

     Schedule H Item 4i - Schedule of Assets as of September 30, 2002

Index to Exhibits

     Exhibit 1 - Consent of Independent Auditors

                                    SIGNATURE
                                    ---------


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                      PICO HOLDINGS, INC. EMPLOYEES 401(k)
                                      RETIREMENT PLAN AND TRUST



                                      /s/ Maxim C. W. Webb
                                      ------------------------------------------
Date:  July 15, 2003                  Chief Financial Officer and Treasurer















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

INDEPENDENT AUDITORS' REPORT


PICO Holdings, Inc.
Employees 401(k) Retirement Plan and Trust
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") as of September 30, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended September 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2002 and 2001, and the changes in net assets available for benefits for the year ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the financial statements, on March 31, 2003, approximately 51% of plan participants were terminated as a result of PICO Holdings, Inc.'s sale of Sequoia Insurance Company.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule identified in the index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP



April 1, 2003

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------

ASSETS                                                  2002             2001

INVESTMENTS:
  Mutual funds                                       $5,829,450       $5,875,227
  Common stock, PICO Holdings, Inc.                     739,052          646,614
  Cash                                                    5,361            1,826
                                                     ----------       ----------

           Total investments                          6,573,863        6,523,667

RECEIVABLES:
  Employer's matching contributions                      10,773           10,267
  Participants' contributions                            11,550           10,463
  Employer's profit sharing contributions               467,791          461,911
                                                     ----------       ----------

           Total receivables                            490,114          482,641
                                                     ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS                    $7,063,977       $7,006,308
                                                     ==========       ==========


See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------


ADDITIONS:
  Additions to net assets attributed to interest and dividends                $   143,801

  Contributions:
    Employer                                                                      815,384
    Participants                                                                  363,336
    Rollovers                                                                         969
                                                                              -----------

           Total additions                                                      1,323,490

DEDUCTIONS:
  Net depreciation in fair value of investments                                  (686,585)
  Deductions from net assets attributed to benefits paid to participants         (579,236)
                                                                              -----------

           Total deductions                                                    (1,265,821)
                                                                              -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                                  57,669

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                             7,006,308
                                                                              -----------

  End of year                                                                 $ 7,063,977
                                                                              ===========


See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL--The Plan is a defined contribution 401(k) profit sharing plan covering eligible employees, as defined in the Plan Agreement, of PICO Holdings, Inc. (the "Plan Sponsor"). The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and has been determined to be qualified for tax-exempt status by the Internal Revenue Service ("IRS").

      CONTRIBUTIONS--Each year, participants may contribute up to the maximum allowed by law of pretax annual compensation, as defined in the Plan, not to exceed $8,500 (based on Section 401(a)(17) compensation limit of $170,000 as indexed). The Plan Sponsor matches 100% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor's matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor's Board of Directors.

      PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contributions, employer matching contributions, earnings as applicable, and allocations of (a) the Plan Sponsor's discretionary profit sharing contributions and (b) Plan earnings, and debited for withdrawals as applicable. Forfeited balances of terminated participants' nonvested accounts are used to first reinstate previously forfeited account balances of reemployed participants and any remainder will be used to reduce the Plan Sponsor's discretionary profit sharing contribution for the current or subsequent Plan year in which the forfeiture occurs.

      VESTING--Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Vesting in the Plan Sponsor's discretionary profit sharing contribution portion of their accounts plus actual earnings thereon is based on years of credited service in accordance with the following schedule:

           YEARS OF SERVICE                              PERCENTAGE

           Less than three                                   0%
           3                                                20%
           4                                                40%
           5                                                60%
           6                                                80%
           7 or more                                       100%

      INVESTMENT OPTIONS--Upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer match and discretionary profit sharing amounts. A participant chooses from a number of different mutual fund options. In addition, participants are able to invest in the stock of PICO Holdings, Inc., the Plan Sponsor.

      LOANS TO PARTICIPANTS--Loans to participants are not permitted under the Plan, and no loans were outstanding at September 30, 2002 and 2001.

      PAYMENT OF BENEFITS--Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. If the value of the participants' account is $5,000 or less, the Trustee shall distribute the entire vested account to the participant. Amounts payable to such participants at September 30, 2002 and 2001 were $4,570 and $82,389, respectively.

      PLAN TERMINATION--While the Plan Sponsor has not expressed any intent to discontinue the Plan or their contributions thereto, they have the right to do so at any time, subject to the provisions of ERISA. In the event of partial or total termination of the Plan, participants' account balances become fully vested and the disposition of the net assets must be made for the benefit of the participants or their beneficiaries.

      TAX STATUS--The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated December 7, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan Sponsor, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. On September 27, 2002, the Plan Sponsor requested the issuance of a new determination letter for the amended and restated Plan, effective October 1, 1997. No determination letter has been received.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION--The accounting records of the Plan are maintained on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

      INVESTMENT VALUATION--Investments are valued as follows: mutual funds, money market funds and PICO Holdings, Inc. common stock fund are valued at quoted market prices.

      ADMINISTRATIVE EXPENSES--The Plan's expenses are paid by the Plan Sponsor.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.

      INVESTMENT RISK--The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.    INVESTMENTS

      The Plan's investments which exceeded 5% of net assets available for benefits as of September 30 consisted of the following:


                                                               2002            2001

      Smith Barney Money Market--Government Portfolio      $1,590,954      $1,827,049
      Strong Government Securities                            784,066         635,752
      PICO Holdings, Inc., Common Stock                       739,052         646,614
      American Century Ultra Fund                             685,188         711,112
      Royce Premier Fund                                      493,394         400,290
      Neuberger Berman Focus Trust Fund                                       489,807
      Dreyfus Founders Discovery Fund                                         351,388




4.    RELATED PARTY TRANSACTIONS

      Plan investments include common stock of PICO Holdings, Inc. and Smith Barney Money Market Government Portfolio. PICO Holdings, Inc. is the Plan Sponsor and Salomon Smith Barney is the Plan Custodian and record keeper. The Plan Sponsor pays all administrative expenses of the Plan.

5.    SUBSEQUENT EVENT

      PARTIAL PLAN TERMINATION--On March 31, 2003, PICO Holdings, Inc. sold its wholly-owned subsidiary Sequoia Insurance Company. As a result, Sequoia employees who were participants in the Plan were terminated and became fully vested. Approximately 51% of the active participants have been terminated as a result of this partial plan termination.

                                     ******

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

SCHEDULE H ITEM 4i--SUPPLEMENTAL SCHEDULE OF ASSETS
SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

                                                          NUMBER                            FAIR
                                                            OF                             MARKET
DESCRIPTION                                               SHARES          COST             VALUE
INVESTMENTS--MUTUAL FUNDS:
  ABN AMRO Montag & Caldwell Growth--N Share                5,373      $  153,583      $   96,074
  American Century Ultra Fund                              33,345       1,234,141         685,188
  Citi S&P 500 Index Funds                                 18,948         243,196         158,215
  Credit Suisse Warburg Pincus                             10,980         107,560         109,028
  Dreyfus Emerging Markets                                 13,991         161,691         144,064
  Dreyfus Founders Discovery Fund                          18,360         680,173         344,839
  Dreyfus Premier Core Value                               16,244         454,802         331,264
  Dreyfus US Treasury Long                                    860          13,282          14,049
  Gabelli Growth Fund                                       8,208         309,768         147,585
  Gabelli Global Growth Fund                                1,938          38,021          20,403
  ING GNMA Income Fund                                     11,080          93,732         100,715
  INVESCO Health Sciences                                   4,584         226,797         183,169
  Mercury HW International Value                            1,116          25,784          17,607
  Neuberger Berman Focus Trust Fund                        19,427         618,340         273,722
  Royce Premier Fund                                       54,019         554,934         493,394
  Scudder International Fund                               11,439         556,584         335,114
  Smith Barney Money Market--Government Portfolio       1,590,954       1,590,954       1,590,954
  Strong Government Securities                             68,523         719,910         784,066
                                                                       ----------      ----------

           Total Mutual Funds                                           7,783,252       5,829,450
                                                                       ----------      ----------

  PICO Holdings, Inc., Common Stock                        67,185         812,451         739,052
                                                                       ----------      ----------

TOTAL                                                                  $8,595,703      $6,568,502
                                                                       ==========      ==========

                               PICO HOLDINGS, INC.
                    EMPLOYEES 401(k) RETIREMENT PLAN & TRUST
                           ANNUAL REPORT ON FORM 11-K


                     FOR PLAN YEAR ENDED SEPTEMBER 30, 2002



                              INDEX TO THE EXHIBITS
                              ---------------------


  Exhibit Number       Description
  --------------       -----------

        1              Consent of Deloitte & Touche LLP, Independent Auditors